

November 27, 2012

<u>Via E-mail</u>
Mr. Michael Galvin
Chief Financial Officer
Aruba Networks, Inc.
1344 Crossman Ave.
Sunnyvale, CA 94089

> **Re:** **Aruba Networks, Inc.**
> **Form 10-K for Fiscal Year Ended July 31, 2012**
> **Filed October 11, 2012**
> **File No. 001-33347**

Dear Mr. Galvin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended July 31, 2012</u>

<u>Business, page 4</u>

1. It appears that you have not provided a materially complete description of your contractual arrangements with your major channel partners such as ScanSource, Inc. and Avnet Logistics U.S. LP., such as the term and termination provisions of the agreements, other than the description of the "most-favored nations" clause on page 19 of the risk factor section. We note your response to comment one in the letter dated February 10, 2011 that you would provide such disclosure in future filings. Please advise.

Risk Factors

We are required to evaluate our internal control over financial reporting…, page 28

2.   We note your disclosure that although you were able to conclude that your internal control over financial reporting was effective as of July 31, 2012, you were not able to complete your assessment of the review, analysis and testing of the design and operating effectiveness of your internal control over financial reporting on a timely basis as a result of several deficiencies identified in your IT systems, which you are currently in the process of remediating. Please tell us, with a view toward disclosure, the nature of the deficiencies identified in your IT systems that caused the delay of the filing of your Form 10-K. Also tell us the steps that you are taking to remediate these deficiencies and whether you believe any remediation steps will materially affect or are reasonably likely to materially affect your internal control over financial reporting.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Provision for Income Taxes, page 47

3.   Tell us how you considered expanding your disclosures to explain, in greater detail, the nature of those items that had the most significant impact on your effective tax rate. In this regard, we note substantial fluctuations in certain line items of your tax rate reconciliation on page 80, which appear to have impacted your overall effective tax rate. To the extent that any of these items have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such amounts may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

4.   Also, to the extent that you anticipate a reduction in your future tax rates resulting from your corporate restructuring, tell us how you considered including a discussion of this potential trend in your MD&A Overview discussion pursuant to Item 303(a)(1)of Regulation S-K.

Notes to Consolidated Financial Statements

Note 10. Income Taxes, page 77

5.   Please explain further the nature of the line items included in your tax rate reconciliation table on page 80 for "IP structure charges" and "Deferred charge on IP restructuring." In this regard, we note from your risk factor discussion on page 17 that you implemented a corporate reorganization in fiscal 2012, which you anticipate will reduce your overall effective tax rate in the future. Tell us how the two line items from your rate

reconciliation noted herein factor into your corporate restructuring and explain further why these amounts resulted in an overall increase to your effective tax rate in fiscal 2012.

Exhibits

6. We note your exhibit list indicates that you have requested confidential treatment for portions of Exhibit 10.48, but we not have received a confidential treatment application related to this exhibit and there does not appear to be any information redacted from the publicly filed version of this agreement. Please advise. We also note that the confidential treatment period for Exhibits 10.33, 10.34, 10.35 and 10.49 expired on October 1, 2012. Please tell us whether you intend to file requests to extend confidential treatment for these exhibits or file the unredacted versions of these agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief